UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

  To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

    The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

    The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

    The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

    The fund has become a business development company ("Business Development Company").

  If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

  This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

  Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

  No fee is required to submit this form or any amendments.

  Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

  SEC's Collection of Information

  An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.
Potential persons who are to respond to the collection of
SEC 1691 (5-02)	information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  I. General Identifying Information

  Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

  ___ Merger

  _X_ Liquidation

  ___ Abandonment of Registration
  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

  ___ Election of status as a Business Development Company
  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

  Name of fund: Antenor Fund, LLC, Beaumont Fund, LLC and Curan Fund, LLC (each, a "Fund" and together, the "Funds")

  Securities and Exchange Commission File Numbers: 811-21089 (Antenor Fund, LLC), 811-21090 (Beaumont Fund, LLC) and 811-21091 (Curan Fund, LLC)

  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

  _X_ Initial Application ___ Amendment

  Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

  c/o Prospero Capital Management, LLC

  Wall Street Plaza

  88 Pine Street, 31st Floor

  New York, NY 10005

  Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

  James J. Frolik, Esq.

  Shartsis Friese LLP

  One Maritime Plaza

  Eighteenth Floor

  San Francisco, CA 94111

  (415) 421-6500

  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

  Prospero Capital Management, LLC

  Wall Street Plaza

  88 Pine Street, 31st Floor

  New York, NY 10005

  (212) 495-5207

  NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

  Classification of fund (check only one):

  _X_ Management company;

  ___ Unit investment trust; or

  ___ Face-amount certificate company.

  Subclassification if the fund is a management company (check only one):

  ___ Open-end _X_ Closed-end

  State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

  Delaware

  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

  Prospero Capital Management, LLC

  Wall Street Plaza

  88 Pine Street, 31st Floor

  New York, NY 10005

  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

  N/A

  If the fund is a unit investment trust ("UIT") provide:

    Depositor's name(s) and address(es):

    Trustee's name(s) and address(es):

  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

  ___ Yes ___ No

  If Yes, for each UIT state:

  Name(s):

  File No.: 811- __________

  Business Address:

  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

  _X_ Yes ___ No

  If Yes, state the date on which the board vote took place: Unanimous Written Consent of the directors for each Fund to liquidate each Fund's business and administrative affairs was obtained on December 12, 2006.

  If No, explain:

  (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

  ___ Yes _X_ No

  If Yes, state the date on which the shareholder vote took place:

  If No, explain: The Amended and Restated Limited Liability Company Agreement for each Fund provides that the investment adviser to each Fund may elect to dissolve each Fund and that on such election, the directors can resolve to liquidate each Fund's business and administrative affairs.

  II. Distributions to Shareholders

  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

  _X_ Yes ___ No

    If Yes, list the date(s) on which the fund made those distributions: December 31, 2006

    Were the distributions made on the basis of net assets?

    _X_ Yes ___ No

    Were the distributions made pro rata based on share ownership?

    _X_ Yes ___ No

    If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    Liquidations only:
    Were any distributions to shareholders made in kind?

  _X_ Yes ___ No

  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

  Antenor Fund, LLC: 4.9% of LLC interests

  Beaumont Fund, LLC: 5.3% of LLC interests

  Curan Fund, LLC: 3.0% of LLC interests

  Closed-end funds only:
  Has the fund issued senior securities?

  ___ Yes _X_ No

  If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

  Has the fund distributed all of its assets to the fund's shareholders?

  _X_ Yes ___ No

  If No,

    How many shareholders does the fund have as of the date this form is filed?

    Describe the relationship of each remaining shareholder to the fund:

  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

  ___ Yes _X_ No

  If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

  III. Assets and Liabilities

  Does the fund have any assets as of the date this form is filed?
  (See question 18 above)

  ___ Yes _X_ No

  If Yes,

    Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    Why has the fund retained the remaining assets?

    Will the remaining assets be invested in securities?

  ___ Yes _X_ No

  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

  ___ Yes _X_ No

  If Yes,

    Describe the type and amount of each debt or other liability:

    How does the fund intend to pay these outstanding debts or other liabilities?

  IV. Information About Event(s) Leading to Request For Deregistration

  (a) List the expenses incurred in connection with the Merger or Liquidation:

      Legal expenses: $10,000

      Accounting expenses: 0

      Other expenses (list and identify separately): 0

      Total expenses (sum of lines (i)-(iii) above): $10,000

  (b) How were those expenses allocated? N/A

  (c) Who paid those expenses? Prospero Capital Management, LLC

  (d) How did the fund pay for unamortized expenses (if any)? N/A

  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

  ___ Yes _X_ No

  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

  V. Conclusion of Fund Business

  Is the fund a party to any litigation or administrative proceeding?

  ___ Yes _X_ No

  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

  ___ Yes _X_ No

  If Yes, describe the nature and extent of those activities:

  VI. Mergers Only

  (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811- ________

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of each of Antenor Fund, LLC, Beaumont Fund, LLC and Curan Fund, LLC, (ii) he or she is a Director of each Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/Benjamin J. Bornstein

Benjamin J. Bornstein, Authorized Signatory

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